June 24, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AFB Limited

Registration Statement on Form S-1/A

Filed June 7, 2024

File No. 333-279184

To the men and women of the SEC:

On behalf of AFB Limited, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 20, 2024 addressed to Mr. Tak Chun Wong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on June 7, 2024.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 6 to Registration Statement on Form S-1 filed June 7, 2024

Certain Relationships and Related Transactions, page 26

1. Please revise to disclose the amount due to your sole officer and director as of the latest practicable date, rather than "as of February 29, 2024." Refer to Item 404(d)(1) and Item 404(a)(5) of Regulation S-K.

Company Response:

We have amended page 26 accordingly.

Statement of Operations and Comprehensive Loss for the Three Months Ended February 29, 2024, page F-12.

2. Refer to your response to prior comment 3. It appears you reclassified $4,500 of General & Administrative Expenses to Cost of Revenue in response to our prior comment 1 in our letter dated May 14, 2024. Please explain the additional $900 reduction in General & Administrative Expenses.

Company Response:

Mr. Wong’s salary was originally set at $1,800 per month. To support the company's expansion phase and address a cash shortage, Mr. Wong agreed to amend his employment contract to reduce his salary to $1,500 per month from the beginning of company incorporated. As a result, general and administrative expenses for the interim period ending February 29, 2024, decreased by $5,400 (reflecting three months’ salary at $1,800 each month), while the cost of revenue increased by $4,500 (reflecting three months’ salary at $1,500 each month). Consequently, there is a reduction of $900 in general & administration expenses due to the amendment of the employment contract.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 24, 2024

/s/ Tak Chun Wong

Tak Chun Wong

Chief Executive Officer